UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 8)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

森投資股份有限公司

(Name of Subject Company)

Woods Investment Co., Ltd.*

(Translation of Subject Company’s Name into English (if applicable))

Republic of China

(Jurisdiction of Subject Company’s Incorporation or Organization)

Woods Investment Co., Ltd.

(Name of Person(s) Furnishing Form)

*

This report is filed by the Registrant as successor issuer to Taiwan Liposome Company, Ltd. in connection with a share swap transaction between the two companies. Under Rule 12g-3(a), series B-1 special shares of the Registrant are now deemed to be registered under Section 12(g) of the Exchange Act.

(CUSIP Number of Class of Securities (if applicable))

George Yeh

Director

Woods Investment Co., Ltd.

2F, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

Republic of China

+886 2 2655 7377 (ext:101)

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable.

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit Number	Exhibit Description

1.1*	Taiwan Liposome Company, Ltd. (“TLC”, or the “Subject Company”) Notice of the First Extraordinary General Meeting of 2021 (the “EGM”) to consider, among others, the proposed privatization previously mentioned in the Form 6-K dated July 6, 2021 (the “Share Swap”). This document was posted on the TLC company website on August 4, 2021.

1.2*	TLC Handbook for the First Extraordinary General Meeting of 2021 (the “EGM Handbook”) to consider, among others, the Share Swap. This document was posted on the TLC company website on August 4, 2021, and hard copies of this document were circulated to shareholders in Taiwan on August 5, 2021.

1.3**	Cover note of the EGM Handbook (Exhibit 1.2) addressed to non-Taiwanese shareholders (not including ADS holders). This document was posted on the TLC company website together with the EGM Handbook on August 4, 2021, and hard copies of the combined document were circulated to shareholders outside Taiwan on August 5, 2021.

1.4*	First Amendment to the Share Swap Agreement, dated August 4, 2021, included as a supplement to the EGM Handbook (Exhibit 1.2). This document was posted on the TLC company website on August 4, 2021 as a supplement to the EGM Handbook.

1.5**	Revised EGM Handbook. This document was posted on the TLC company website on August 6, 2021.

1.6**	Cover note of the Revised EGM Handbook (Exhibit 1.5) addressed to non-Taiwanese shareholders (not including ADS holders). This document was posted on the TLC company website together with the Revised EGM Handbook on August 6, 2021.

1.7**	Cover note of the Revised EGM Handbook (Exhibit 1.5) addressed to ADS holders. This document was posted on the TLC company website together with the Revised Handbook on August 6, 2021, and an electronic copy of the combined document was furnished to the ADS depositary for bulk print on August 6, 2021 and circulated to ADS holders by mail on or around August 6 2021.

1.8***	TLC Meeting Minutes for the First Extraordinary General Meeting of 2021. This document was posted on the TLC company website on August 26, 2021.

1.9****	Handbook on Woods Special Shares (the “Woods Special Shares Handbook”) containing information on the terms of series B special shares issuable by Woods (the “Woods Special Shares”) in the Share Swap. This document was posted on the TLC company website on September 14, 2021.

1.10****	Cover letter addressed to non-Taiwanese shareholders (not including ADS holders) describing procedures applicable to them in order to receive the Woods Special Shares. This document was posted on the TLC company website together with the Woods Special Shares Handbook on September 14, 2021, and an electronic copy of the combined document was distributed to the non-Taiwanese shareholders or through their custodians in the manner instructed by them on or around September 16, 2021.

1.11****	Cover letter addressed to ADS Holders describing procedures applicable to them in order to receive the Woods Special Shares. This document was posted on the TLC company website together with the Woods Special Shares Handbook on September 14, 2021, and an electronic copy of the combined document was furnished to the ADS depositary for bulk print on September 14, 2021 and circulated to ADS holders by mail on or around September 16, 2021.

1.12	Conversion Notice, which includes materials that holders of Woods special shares must return in order to convert their special shares into Woods common shares (the “Conversion Handbook”). This document was posted on TLC company website on October 14, 2021, and hard copies of this document were circulated to Taiwanese holders of Woods special shares on or around October 13, 2021.

1.13	Cover note of the Conversion Handbook (Exhibit 1.12) addressed to non-Taiwanese holders of Woods special shares. This document was posted on the TLC company website on October 14, 2021, and electronic copies of the combined document was circulated to Non-Taiwanese holders of Woods special shares on or around October 13, 2021.

*	Previously filed with the Securities and Exchange Commission as an exhibit to Form 6-K on August 4, 2021 and incorporated by reference in this Form CB.
**	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on August 6, 2021.
***	Previously filed with the Securities and Exchange Commission as an exhibit to Form 6-K on August 26, 2021 and incorporated by reference in this Form CB.
****	Previously filed to the Securities and Exchange Commission as an exhibit to Form CB/A on September 15, 2021.

Item 2. Informational Legends

The required legend is prominently included in Exhibits 1.2, 1.3, 1.5, 1.6 and 1.7.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number	Exhibit Description

2.1*	Press release, dated July 5, 2021, entitled “TLC Announces Details of Stock Swap Transactions”.

2.2*	Filings with the Taipei Exchange through the Taipei Exchange’s Market Observation Post System (“MOPS”), dated July 5, 2021, disclosing the minutes of the Q&A session in the press conference.

2.3**	Filings with the Taipei Exchange through MOPS, dated July 6, 2021, confirming the venue of the rescheduled 2021 Annual General Meeting and the EGM.

2.4***	Filing with the Taipei Exchange through MOPS, dated July 22, 2021, disclosing certain information about the Share Swap.

2.5****	Filing with the Taipei Exchange through MOPS, dated August 4, 2021, disclosing the amendment of Share Swap Agreement, with the full document uploaded on the MOPS website.

2.6*****	Q&A of Share Swap and the Restructuring as of August 4, 2021 (incorporated by reference in the Handbook (Exhibit 1.2) and the Revised EGM Handbook (Exhibit 1.5)). An electronic copy of this document was posted on the TLC company website on August 4, 2021.

2.7*****	Filing with the Taipei Exchange through MOPS, dated August 6, 2021, disclosing the amendment of the EGM Handbook (Exhibit 1.5), with the full document uploaded on the MOPS website.

2.8******	Filing with the Taipei Exchange through MOPS, dated August 23, 2021, disclosing certain information about the Share Swap.

2.9*******	Filing with the Taipei Exchange through MOPS, dated September 6, 2021, disclosing certain information about the Share Swap closing date.

2.10********	Press release, dated September 8, 2021, entitled “TLC Announces Voluntary Delisting and Deregistration of American Depositary Shares”.

2.11*********	Filing with the Taipei Exchange through MOPS, dated October 8, 2021, disclosing certain information about TLC delisting from TPEx and the share swap deal close.

*	Previously filed with the Securities and Exchange Commission as an exhibit to Form 6-K on July 6, 2021 and incorporated by reference in this Form CB.
**	Previously filed with the Securities and Exchange Commission as an exhibit to Form 6-K on July 8, 2021 and incorporated by reference in this Form CB.
***	Previously filed with the Securities and Exchange Commission as an exhibit to Form 6-K on July 22, 2021 and incorporated by reference in this Form CB.
****	Previously filed with the Securities and Exchange Commission as an exhibit to Form 6-K on August 4, 2021 and incorporated by reference in this Form CB.
*****	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on August 6, 2021.
******	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on August 24, 2021.
*******	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on September 7, 2021.
********	Previously filed with the Securities and Exchange Commission as an exhibit to Form 6-K on September 8, 2021 and incorporated by reference in this Form CB.
*********	Previously filed with the Securities and Exchange Commission as an exhibit to Form 6-K on October 8, 2021 and incorporated by reference in this Form CB.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Taiwan Liposome Company, Ltd. with the Securities and Exchange Commission on August 5, 2021.

A written irrevocable consent and power of attorney on Form F-X was filed by Woods Investment Co., Ltd. with the Securities and Exchange Commission on September 15, 2021.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WOODS INVESTMENT CO., LTD.

/s/ George Yeh
Name: George Yeh
Title: Director

Date: October 14, 2021

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